787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 12, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (333-217151; 811-22021)

(Securities Act File No. 333-217151, Investment Company Act File No. 811-22021)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to telephonic comments provided by Sally Samuel and Edward Rubenstein of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on December 6, 2017, to the undersigned of our firm regarding the filing dated November 28, 2017 of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

(1) Comment: Please revise the fifth sentence of the subsection of the Summary Prospectus entitled “Prospectus Summary—Dividends and Distributions—Composition of Distributions” in any definitive Base Prospectus filed by the Fund to clarify the consequences stated in the sentence.

Response: The Fund confirms that it will revise the cited sentence as indicated below in any definitive Base Prospectus filed by the Fund.

The amount treated as a tax free return of capital will reduce the NAV of the Fund’s shares and a shareholder’s adjusted tax basis in the common shares or preferred shares, as applicable, which may negatively affect the price a shareholder receives upon the sale of its shares ~~by increasing~~ and may increase the shareholder’s potential taxable gain or ~~reducing~~ may reduce the potential taxable loss on the sale of the shares.

(2) Comment: The first sentence of the “Credit Quality Ratings” risk factor in the Summary Prospectus and the “Risk Factors and Special Considerations” section of the Prospectus indicates that the Fund “may obtain credit quality ratings for its preferred shares or notes,” whereas the “—Preferred Shares” and “—Notes” subsections of the “Description of the Securities” section of the Prospectus indicate that new issuances of preferred shares and notes, respectively, “are currently expected to be issued with a specified rating by a nationally recognized statistical rating organization.” Please

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Securities and Exchange Commission

December 12, 2017

reconcile the first sentence of the “Credit Quality Ratings” risk factor with the disclosure regarding credit quality ratings in the “—Preferred Shares” and “—Notes” subsections of the “Description of the Securities” section in any definitive Base Prospectus filed by the Fund.

Response: The Fund confirms that it will revise the first sentence of the “Credit Quality Ratings” risk factor in any definitive Base Prospectus filed by the Fund as follows:

The Fund ~~may~~ currently expects to obtain credit quality ratings for its preferred shares or notes; however, it is not required to do so and may issue preferred shares or notes without any rating.

(3) Comment: Please revise the “Summary Prospectus—Management and Fees” and “Management of the Fund—Investment Advisory Agreement” subsections in any definitive Base Prospectus filed by the Fund to disclose that the assets on which the Fund’s management fee is calculated include any assets attributable to the Fund’s derivative investments.

Response: The Fund confirms that it will include the following sentence in the cited subsections in any definitive Base Prospectus filed by the Fund:

The average weekly value of the Fund’s total assets used to calculate the Fund’s management fee includes all assets attributable to the leverage it uses, including all assets attributable to its use of derivatives (if any).

(4) Comment: In the fourth paragraph in the “Investment Objective and Policies—Certain Investment Practices—Futures Contracts and Options on Futures Contracts” subsection of the Prospectus, please add a sentence explaining the meaning of “full notional value” after the first sentence regarding segregation of assets with respect to sold put options in any definitive Base Prospectus filed by the Fund.

Response: The Fund confirms that it will include the following sentence after the first sentence of the fourth paragraph in the “Investment Objective and Policies—Certain Investment Practices—Futures Contracts and Options on Futures Contracts” subsection in any definitive Base Prospectus filed by the Fund:

For this purpose, the “full notional value” of the underlying security means the strike price of the put option.

(5) Comment: In the fourth paragraph in the “Investment Objective and Policies—Certain Investment Practices—Futures Contracts and Options on Futures Contracts” subsection of the Prospectus, please add a sentence explaining the meaning of “full notional value” after the current third sentence regarding segregation of assets with respect to investments in long futures contracts in any definitive Base Prospectus filed by the Fund.

Response: The Fund confirms that it will include the following sentence after the current third sentence of the fourth paragraph in the “Investment Objective and Policies—Certain Investment

Securities and Exchange Commission

December 12, 2017

Practices—Futures Contracts and Options on Futures Contracts” subsection in any definitive Base Prospectus filed by the Fund:

For this purpose, the “full notional value” of the contract means the purchase price of the contract.

(6) Comment: Please add disclosure in any definitive Prospectus Supplement for an offering of transferable subscription rights to purchase common shares filed by the Fund clarifying that the Fund’s net asset value is greater than the subscription price, the oversubscription will not cause the aggregate number of shares issued in the rights offering to exceed one share for every three rights.

Response: The Fund confirms that it will include the following sentence in the description of the oversubscription privilege in any definitive Prospectus Supplement for an offering of transferable subscription rights to purchase common shares filed by the Fund:

In the event that the Fund’s per share net asset value at the end of the Subscription Period is greater than the subscription price (i.e., common shares will be issued at a price below the Fund’s then current net asset value), the over-subscription shares issued by the Fund will not result in the ratio of the Rights offering exceeding one new share for each three Rights held.

(7) Comment: Please explain why the Fund does not disclose a fundamental investment policy regarding investments in short sales, purchases on margin, and the writing of put and call options in the Fund’s Statement of Additional Information.

Response: Item 17.2.b of Form N-2 requires a fund to disclose “any fundamental policy . . . not described in the prospectus with respect to . . . short sales, purchases on margin, and the writing of put and call options.” Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”), do not require a registered investment company to adopt a fundamental policy with respect to short sales, purchases on margin, and the writing of put and call options. A fundamental policy regarding short sales, purchases on margin, and the writing of put and call options is required to be disclosed in a fund’s Statement of Additional Information if the fund has adopted a fundamental policy regarding short sales, purchases on margin, and the writing of put and call options and has not disclosed such policy in the fund’s prospectus. As the 1940 Act does not require the Fund to adopt a fundamental policy regarding short sales, purchases on margin, and the writing of put and call options, and the Fund has not done so, there is no such fundamental policy to disclose in its Statement of Additional Information.

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Securities and Exchange Commission

December 12, 2017

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust

Andrea Mango, Esq., The Gabelli Healthcare & WellnessRx Trust

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

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